SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

   Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

         1.    Name and business address of person filing statement.

                    Wilbert Wayne Boone
                    600 N 18th St Room 12N-0986
                    Birmingham, AL 35291

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                    None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                    Alabama Power Company, Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
                    Project Manager: Technical director of technologies relating to Geographic Information Systems.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplemental statement only.)

                             Salary or other
                              Compensations
Name of                           to be           Person or company from whom
recipient        received       received          received or to be received

                    (a)             (b)
Wilbert W. Boone $287,942      to be included     Alabama Power Company
                               in supplemental
                               statement

             (b) Basis for compensation if other than salary. None

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

             (a) Total amount of routine expenses charged to client:  None

             (b) Itemized list of all other expenses: None



Date January 25, 2000                        /s/ Wilbert Wayne Boone
                                                 Wilbert Wayne Boone